UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                           JEFFERSON SMURFIT GROUP PLC
                                (Name of Issuer)

                           JEFFERSON SMURFIT GROUP PLC
                              MICHAEL W.J. SMURFIT
                                 GARY W. MCGANN
                              ANTHONY P.J. SMURFIT
                                  IAN J. CURLEY
                       (Name of Persons Filing Statement)


                       ORDINARY SHARES OF (EURO)0.30 EACH
                                       AND
 AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS, EACH
                        REPRESENTING TEN ORDINARY SHARES
                         (Title of Class of Securities)

                                   47508W 10 7
                      (CUSIP Number of Class of Securities)


                                JAMES FITZHARRIS
                            ASSISTANT GROUP SECRETARY
                           JEFFERSON SMURFIT GROUP PLC
                             BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
                         ----------------------------

                                   Copies to:

        STEVEN A. ROSENBLUM, ESQ.                 HOUGHTON FRY, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ             WILLIAM FRY SOLICITORS
           51 WEST 52ND STREET              FITZWILTON HOUSE, WILTON PLACE
        NEW YORK, NEW YORK 10019                  DUBLIN 2, IRELAND
              212-403-1000                          353-1-639-5000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.    [x] A tender offer.
d.    [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION *                  AMOUNT OF FILING FEE **
---------------------------------------- ---------------------------------------

             $2,426,125,694                             $223,204
================================================================================
* Calculated solely for purposes of determining the filing fee. Amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a
  (euro)/ US$ exchange rate of (euro)1: US$0.9864 (the exchange rate on July 2,
  2002).
** Calculated as .000092 of the transaction value.

[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $223,204
      Form or Registration No.: Schedule TO
      Filing Parties: MDCP Acquisitions I, MDP Acquisitions plc, MDCP Acquisitions plc, MDCP IV Global Investments LP, MDP IV Global GP, LP, MDP Global Investors Limited, Madison Dearborn Partners, L.L.C.
      Date Filed: July 5, 2002

      This Amendment No. 12 amends and supplements the transaction statement on Schedule 13E-3 filed on July 5, 2002, as amended by Amendment No. 1 filed on July 16, 2002, Amendment No. 2 filed on July 18, 2002, Amendment No. 3 filed on July 19, 2002, Amendment No. 4 filed on July 30, 2002, Amendment
No. 5 filed on August 7, 2002, Amendment No. 6 filed on August 8, 2002, Amendment No. 7 filed on August 21, 2002, Amendment No. 8 filed on August 26, 2002, Amendment No. 9 filed on August 27, 2002, Amendment No. 10 filed on August 30, 2002, and Amendment No. 11 filed on September 3, 2002 (the "Statement"), by Jefferson Smurfit Group plc, a public limited company organized under the laws of Ireland ("JSG"), and Dr. Michael W.J. Smurfit, Chairman of the Board and Chief Executive Officer of JSG, Mr. Gary W. McGann, President, Chief Operations Officer and Chief Executive Officer designate of JSG, Mr. Anthony P.J. Smurfit, Chief Executive-Smurfit Europe and Chief Operations Officer designate, and Mr. Ian J. Curley, Chief Financial Officer of JSG. The Statement relates to the tender offer by MDCP Acquisitions I, an unlimited public company newly incorporated in Ireland (the "Purchaser"), and an affiliate of Madison Dearborn Partners, L.L.C., to purchase the entire issued and to be issued share capital of JSG at a purchase price of(euro)2.15, net to the seller, in cash per share (the "Offer"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 5, 2002, as amended from time to time, and the related Letter of Transmittal.

      As previously reported, on September 3, 2002, the Purchaser declared the Offer unconditional and announced that valid acceptances of the Offer had been received in respect of 1,017,473,835 JSG ordinary shares (including shares represented by JSG American Depositary Shares, or ADSs), representing, in the aggregate, approximately 91.4% of JSG's issued share capital (the "Tendered Shares"). The purpose of this Amendment No. 12 to the Statement is to report, pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that on September 17, 2002, the Purchaser effected the payment of the Offer consideration in respect of the Tendered Shares.

      Payment in respect of JSG ordinary shares and ADSs, other than the Tendered Shares, will be effected within 14 days of receipt by the Purchaser of valid acceptances with respect to those shares and ADSs. Holders have until October 1, 2002 to tender their JSG ordinary shares or ADSs. The Purchaser intends to effect the compulsory acquisition procedures provided for under Irish law to purchase any JSG ordinary shares or ADSs in respect of which valid acceptances have not been received by that date.

      In connection with the Offer being declared unconditional, the JSG ADSs ceased to trade on the New York Stock Exchange and became eligible for delisting from such exchange and for termination of registration under the Exchange Act. Delisting of the JSG ADSs from the New York Stock Exchange is expected to occur on or before October 4, 2002.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    JEFFERSON SMURFIT GROUP PLC

                                    By:  /s/ James Fitzharris
                                       ---------------------------
                                       Name: James Fitzharris
                                       Title: Assistant Group Secretary


                                          *
                                          ------------------------
                                          Michael W.J. Smurfit


                                          *
                                          ------------------------
                                          Gary W. McGann


                                          *
                                          ------------------------
                                          Anthony P.J. Smurfit


                                          *
                                          ------------------------
                                          Ian J. Curley


                                     (*) By:  /s/ James Fitzharris
                                            --------------------------
                                            James Fitzharris, attorney-in-fact
                                            (pursuant to power of attorney
                                            previously filed)


Dated:  September 17, 2002